UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 20)
GENZYME CORPORATION
(Name of Subject Company)
GENZYME CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
372917104
(CUSIP Number of Common Stock)
Peter Wirth
Executive Vice President
Genzyme Corporation
500 Kendall Street
Cambridge, Massachusetts 02142
(617) 252-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With copies to:

Paul M. Kinsella	Andrew R. Brownstein
Ropes & Gray LLP	Wachtell, Lipton, Rosen & Katz
Prudential Tower	51 West 52nd St
800 Boylston Street	New York, New York 10019
Boston, Massachusetts 02199	(212) 403-1000
(617) 951-7000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 20 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Genzyme Corporation, a Massachusetts corporation (the “Company” or “Genzyme”), with the Securities and Exchange Commission (the “SEC”) on October 7, 2010 (as previously amended, the “Schedule 14D-9”), relating to the tender offer by GC Merger Corp., a Massachusetts corporation (“Offeror”) and wholly-owned subsidiary of Sanofi-Aventis, a French société anonyme (“Sanofi”), to purchase all of the outstanding shares of the Company’s common stock, par value $.01 per share (the “Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase, originally dated October 4, 2010, as amended (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, and as amended or supplement from time to time, constitutes the “Offer”), originally included as Exhibits (a)(1)(A) and (a)(1)(B) to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Sanofi and Offeror with the SEC on October 4, 2010. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9 filed on October 7, 2010 and any amendments thereto.
     On February 16, 2011, the Company entered into an Agreement and Plan of Merger with Offeror and Sanofi (the “Merger Agreement”), pursuant to which Offeror is obligated to amend the Offer to (a) increase the Offer Price to (i) $74.00 per Share (“Cash Consideration”), net to the selling shareholders in cash, without interest thereon and less any required withholding taxes, plus (ii) one contingent value right (a “CVR”; such CVR plus Cash Consideration, the “Revised Offer Price”) to be issued by Sanofi subject to and in accordance with a Contingent Value Rights Agreement, the form of which is filed as Exhibit (e)(17) hereto (the “CVR Agreement”) and (b) change other terms and conditions of the Offer (clauses (a) and (b) together, the “Revised Offer”). See Item 3 — “Past Contacts, Transactions, Negotiations and Agreements” for further information regarding the Merger Agreement.
     Offeror has not yet amended the Offer, but pursuant to the terms of the Merger Agreement, Offeror is obligated to do so on or before March 9, 2011 by filing with the SEC an amendment to the Schedule TO (and related materials) reflecting the terms of the Revised Offer. The Company expects to amend the Schedule 14D-9 on the same date to reflect the terms of the Revised Offer and provide the recommendation of the Company Board with respect to the Revised Offer. The amended Schedule TO (and related materials) and the amended Schedule 14D-9, as they may be further amended and supplemented, will contain important information that should be read carefully and considered before any decision is made with respect to the Revised Offer.
Item 2. Identity and Background of Filing Person.
Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of the first paragraph in the section entitled “Tender Offer”:
     “On February 16, 2011, Sanofi and Offeror extended the expiration of the Offer to 5:00 p.m. New York City time, on March 16, 2011. Sanofi and Offeror may further extend the Offer.”
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
1. The section entitled “(b) Arrangements with Offeror and Sanofi” is amended and supplemented by adding the following at the end of such section:
“Merger Agreement
     The following summary of the material terms of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(16) hereto and is incorporated herein by reference to provide information regarding its terms.
     The Merger Agreement governs the contractual rights between the Company, Sanofi and Offeror in relation to the Revised Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide shareholders of the Company with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company in the Company’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to the Company. The representations, warranties and covenants contained in the Merger Agreement have been negotiated with the principal purposes of establishing the circumstances in which Offeror may have the right not to consummate the Revised Offer, or a party may have the right to terminate the Merger Agreement, and of allocating risk between the parties, rather than establishing matters of fact. The assertions embodied in those representations and warranties were made solely for the purposes of the contract among the Company, Sanofi and Offeror and may be subject to important qualifications and limitations agreed to by such parties in connection with negotiating the Merger Agreement. Moreover, some of those representations, warranties and covenants may not be accurate or complete as of the specified date and may be subject to a contractual standard of materiality different from those generally applicable under the securities laws.
     Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, promptly after the consummation of the Revised Offer and satisfaction or waiver of certain other conditions set forth in the Merger Agreement, Offeror will merge with and into the Company (the “Merger”), and the Company will survive as a wholly-owned subsidiary of Sanofi. The parties have agreed that if, following consummation of the Revised Offer, Offeror owns at least 90% of the outstanding Shares, the Merger will be completed without a meeting of the Company’s shareholders pursuant to Section 11.05 of the MBCA. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) other than Shares held by the Company or Sanofi or their respective subsidiaries, or by shareholders who have properly exercised their rights for fair value under Massachusetts law, will be converted into the right to receive the Revised Offer Price (the “Merger Consideration”).
     Pursuant to the terms of the Merger Agreement, the Company has granted to Offeror an option (the “Top-Up Option”), exercisable in whole but not in part on one occasion, to purchase, at a price per Share equal to the greater of (i) the closing price of a Share on Nasdaq the last trading day prior to the exercise of the Top-Up Option or (ii) the Cash Consideration, an aggregate number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Offeror, Sanofi and their subsidiaries, at the time of such exercise, will constitute one Share more than 90% of the outstanding Shares (assuming the issuance of the Shares pursuant to the Top-Up Option but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered). If Offeror, Sanofi and their subsidiaries own at least 75% but less than 90% of the outstanding Shares, after Offeror has accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Revised Offer (the “Acceptance Time”) or expiration of any applicable subsequent offering period, Offeror must exercise the Top-Up Option promptly (within one business day) after Offeror has accepted for payment all Shares validly tendered in the Revised Offer at the Acceptance Time or the expiration of a subsequent offering period, as applicable, if certain conditions are satisfied. These conditions include that the exercise of the Top-Up Option would not require the Company to issue more Shares than it has authorized and available for issuance, giving effect to Shares reserved for issuance under the Company’s equity plans and agreements as if such Shares were outstanding. For the avoidance of doubt, the Company, Sanofi and Offeror have acknowledged and agreed that in any proceeding by a Company shareholder demanding payment of fair value for Shares in accordance with Part 13 of the MBCA, the fair value of the Shares subject to such a proceeding shall be determined in accordance with the MBCA without regard to the Top-Up Option or any Shares issued upon exercise of the Top-Up Option. The Top-Up Option terminates concurrently with any termination of the Merger Agreement.
     The Company has agreed to covenants obligating it to conduct its business in the ordinary course consistent with past practice until the earlier of (i) such time as designees of Sanofi first constitute at least a majority of the Company Board, (ii) the Effective Time or (iii) the date that the Merger Agreement is terminated in accordance with its terms. The Company has agreed not to solicit or initiate discussions with third parties regarding other proposals to acquire the Company and to certain restrictions on its ability to respond to any such proposal, subject to fulfillment of certain fiduciary obligations of the Company Board. The Merger Agreement also includes termination provisions for both the Company and Sanofi and provides that, in connection with the termination of the Merger Agreement under specified circumstances, the Company will be required to pay Sanofi a termination fee of $575,000,000.
     Pursuant to their respective terms, each outstanding option to purchase Shares (other than through the Company’s employee stock purchase plan (the “ESPP”)) with an exercise price per Share underlying such option (the “Option Purchase Price”) that is equal to or more than the Cash Consideration that is outstanding five business days after the Offer Amendment Date will vest in full on such date. All other outstanding options to purchase Shares (other than through the ESPP) with an Option Purchase Price less than the Cash Consideration that are outstanding immediately prior to the Acceptance Time will be cancelled at the Acceptance Time, and the holder of each such option will be entitled to receive (A) an amount in cash equal to (x) the excess, if any, of (i) the Cash Consideration over (ii) the Option Exercise Price, multiplied by (y) the total number of Shares subject to such stock option at the time of cancellation, and (B) one CVR per Share subject to such option at the time of cancellation. Each unexercised option to purchase Shares that is outstanding immediately prior to the Acceptance Time that has an Option Exercise Price equal to or greater than the Cash Consideration, will be cancelled at the Acceptance Time without consideration.

     Similarly, pursuant to their terms, all restricted stock units of the Company (“Company RSUs”) that are outstanding immediately prior to the Acceptance Time will vest in full immediately prior to the Acceptance Time. Each Share issuable under a Company RSU will then be cancelled at the Acceptance Time and converted into the right to receive the Merger Consideration.
     The Merger Agreement also provides that promptly upon the acceptance for purchase by Sanofi pursuant to the Revised Offer of such number of Shares that, together with the number of Shares then owned by Sanofi or Offeror or their subsidiaries, or with respect to which Sanofi or Offeror has, direct or indirect, voting power, represent at least a majority of the then outstanding Shares on a fully diluted basis, and from time to time thereafter (subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder), Offeror will be entitled to designate such number of directors (the “Designees”), rounded up to the next whole number, on the Company Board as will give Offeror representation on the Company Board equal to the product of (i) the total number of directors on the Company Board (after giving effect to any increase in the number of directors pursuant to Section 1.4 of the Merger Agreement) and (ii) the percentage that such number of Shares so purchased bears to the total number of then-outstanding Shares on a fully-diluted basis. The Merger Agreement further provides that the Company Board shall promptly increase the size of the Company Board or use commercially reasonable efforts to seek the resignations of such number of directors as is necessary to provide Offeror with such level of representation and will use commercially reasonable efforts to cause Offeror’s designees to be so elected or appointed. Additionally, the Merger Agreement provides that the Company will cause individuals designated by Offeror to constitute the same percentage as such individuals represent of the entire Company Board on the each committee of the Company Board.
     Following the designation of the Designees and until the Effective Time, Sanofi and Offeror have agreed to cause the Company Board to include at least three Continuing Directors (as defined below). A “Continuing Director” is a member of the Company Board, selected by the members of the Company Board, as of the date of the Merger Agreement, each of whom is an independent director under the Nasdaq Marketplace Rules and eligible to serve on the Company’s audit committee under the Exchange Act and the applicable requirements of Nasdaq. If at any time prior to the Effective Time there shall be fewer than three Continuing Directors serving as directors of the Company for any reason, then the Company Board shall take all necessary action (including creating a committee of the Company Board) to cause an individual selected by the remaining Continuing Directors (or Continuing Director, if there shall be only one (1) Continuing Director remaining) who satisfies the foregoing independence requirements and who is not an officer, director, stockholder or designee of Sanofi or any of its Affiliates to be appointed to serve on the Company Board (and such individual shall be deemed to be a Continuing Director for all purposes under the Merger Agreement). The approval of a majority of Continuing Directors (or the sole Continuing Director if there shall be only one Continuing Director) is required in order to (i) amend, modify or terminate the Merger Agreement, or agree or consent to any amendment, modification or termination of the Merger Agreement, in any case on behalf of the Company, (ii) extend the time for performance of, or waive, any of the obligations or other acts of Sanofi or Offeror under the Merger Agreement, (iii) waive or exercise any of the Company’s rights under the Merger Agreement, (iv) waive any condition to the Company’s obligations under the Merger Agreement, (v) amend the Company’s articles of organization or bylaws, (vi) authorize any agreement between the Company or any of the Company’s affiliates, on the one hand, and Sanofi, Offeror or any of their affiliates, on the other hand, or (vii) make any other determination with respect to any action to be taken or not to be taken by or on behalf of the Company relating to the Merger Agreement or the transactions contemplated by the Merger Agreement. The Continuing Directors shall have the authority to retain such counsel (which may include current counsel to the Company) and other advisors at the expense of the Company as determined by the Continuing Directors and shall have the authority to institute any action on behalf of the Company to enforce performance of the Merger Agreement or any of the Company’s rights thereunder. ”
Contingent Value Rights Agreement
     At the closing of the Merger, Sanofi and a trustee mutually acceptable to Sanofi and the Company will enter into a Contingent Value Rights Agreement (“CVR Agreement”) governing the terms of the CVRs. A holder of a CVR will be entitled to receive the following cash payments, conditioned upon the achievement of certain milestones as follows:
•	Approval Milestone: Sanofi will be obligated to pay $1.00 per CVR upon receipt of United States Food and Drug Administration (“FDA”) approval of alemtuzumab for treatment of multiple sclerosis (the “Product”) on or before March 31, 2014 (the “Approval Milestone”).

•	Production Milestone. Sanofi will be obligated to pay $1.00 per CVR if, on or before December 31, 2011, both of the following are achieved: (1) at least 79,000 units of Fabrazyme®, with each unit measured on a 35-milligram vial equivalent basis, are produced and released for shipment and (2) at least 734,600 units of Cerezyme®, with each unit measured on a 400 unit vial equivalent basis, are produced and released for shipment the (“Production Milestone”).

•	Product Sales Milestone #1. Sanofi will be obligated to pay $2.00 per CVR in the event that sales of the Product over a specified period equal or exceed a total of $400,000,000 (“Product Sales Milestone #1”).

Product sales in each of the United States of America, the United Kingdom, France, Germany, Italy and Spain (each, a “Major Market”) are measured during the four calendar quarters that start after the calendar quarter in which there is a “First Commercial Sale” in such country. The term “First Commercial Sale” is defined to mean the first sale of the Product for treatment of multiple sclerosis in a particular country after marketing approval (including pricing and reimbursement approval where required) for treatment of multiple sclerosis has been received in such country. Sales in a Major Market country are only counted towards the achievement of Product Sales Milestone #1 if such country has had its First Commercial Sale on or before the end of the sixth calendar quarter following the calendar quarter in which “Product Launch” occurs (any such country in which this occurs is a “Qualifying Major Market”). “Product Launch” is defined as the first day of the calendar quarter beginning one full calendar quarter after the end of the calendar quarter in which the first of any First Commercial Sale occurs in any of the Major Markets.

Product sales for countries that are not Major Markets are measured during the four calendar quarter period that starts on the first anniversary of Product Launch.

•	Product Sales Milestone #2. Sanofi will be obligated to pay $3.00 per CVR after the first instance in which sales of the Product in any rolling four calendar quarter period, calculated as of March 31, June 30, September 30 and December 31 of each calendar year during the term of the CVR Agreement (each four calendar quarter period, a “Product Sales Measuring Period”), are equal to or in excess of $1,800,000,000 (“Product Sales Milestone #2”). The calculation of Product sales to determine whether Product Sales Milestone #2 has been achieved may include sales that have been included in the determination of whether Product Sales Milestone #1 has been achieved, if such sales are in the same four calendar quarter period.

In the event that the Approval Milestone is not achieved because FDA approval has not been received by March 31, 2014, the $1.00 that would have been paid for the Approval Milestone will instead be paid on the occurrence of Product Sales Milestone #2 (bringing the total payment for Product Sales Milestone #2 to $4.00 per CVR in such case).

•	Product Sales Milestone #3. Sanofi will be obligated to pay $4.00 per CVR after the first instance in which sales of the Product in any Product Sales Measuring Period are equal to or in excess of $2,300,000,000, provided that no Product sales that occur in a previous Product Sales Measuring Period in which Product Sales Milestone #1 or Product Sales Milestone #2 is achieved shall be included in the calculation (“Product Sales Milestone #3”).

•	Product Sales Milestone #4. Sanofi will be obligated to pay $3.00 per CVR after the first instance in which sales of the Product in any Product Sales Measuring Period are equal to or in excess of $2,800,000,000, provided that no Product sales that occur in a previous Product Sales Measuring Period in which Product Sales Milestone #1, Product Sales Milestone #2 or Product Sales Milestone #3 is achieved shall be included in the calculation (“Product Sales Milestone #4”).
     Sanofi has agreed to use certain diligent efforts to achieve the Approval Milestone and Product Sales Milestones, which efforts generally require Sanofi, in carrying out its obligations, to use those efforts normally used by persons in the pharmaceutical business in relation to a similar product, and which also include specific requirements relating to the Company’s Product plans. Sanofi has also agreed to use commercially reasonable efforts to achieve the Production Milestone on a timely basis. In addition, Sanofi has agreed to use its commercially reasonable efforts to maintain a listing for trading for the CVRs on the Nasdaq Capital Market or another national securities exchange for so long as any CVRs remain outstanding.
     On or after the third anniversary of Product Launch, Sanofi may, on any date on which both: (1) the volume weighted average price paid per CVR for all CVRs traded over the 45 trading days prior to such date is less than $0.50 and (2) Product sales in the four calendar quarters ended immediately prior to such date are less than $1,000,000,000 in the aggregate, provide notice (a “Failure Purchase Notice”) to holders of CVRs that it will purchase all (but not less than all) of the outstanding CVRs (a “Failure Purchase”). The price at which the CVRs are to be purchased in the Failure Purchase is the cash price equal to the volume weighted average price paid per CVR for all CVRs traded over the 45 trading days prior to the 5th trading day before the date of the Failure Purchase Notice.

Item 9. Exhibits.
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

(a)(37)	Press release issued by Genzyme, dated February 16, 2011 (filed as Exhibit 99.1 to Genzyme’s Current Report on Form 8-K filed February 16, 2011, and incorporated herein by reference).

(a)(38)	Joint press release issued by Genzyme and Sanofi, dated February 16, 2011 (filed as Exhibit 99.2 to Genzyme’s Current Report on Form 8-K filed February 16, 2011, and incorporated herein by reference).

(a)(39)	Question and Answers for Genzyme employees.

(e)(16)	Agreement and Plan of Merger, dated February 16, 2011, by and among Sanofi, GC Merger Corp. and Genzyme (filed as Exhibit 2.1 to Genzyme’s Current Report on Form 8-K filed February 16, 2011, and incorporated herein by reference).

(e)(17)	Form of Contingent Value Rights Agreement by and among Sanofi and Trustee (filed as Exhibit 10.1 to Genzyme’s Current Report on Form 8-K filed February 16, 2011, and incorporated herein by reference).

(e) (18)	2009 Employee Stock Purchase Plan, as amended (filed as Appendix A to Genzyme’s Proxy Statement on Schedule 14A filed April 13, 2009 for the 2009 Annual Meeting of Shareholders, and incorporated herein by reference).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2011	GENZYME CORPORATION
	By:	/s/ Peter Wirth
		Name:	Peter Wirth
		Title:	Executive Vice President